Filed by Verizon Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: MCI, Inc.

Commission File No.: 001-10415

Dear Community Leader/Legislator/etc. –

I wanted to take this opportunity to tell you about exciting events taking place in the telecommunications world that will open a new world of opportunities and features.

And Verizon is at the heart of this revolution.

As you’ve probably read and heard, Verizon has announced an agreement to purchase MCI. It was much anticipated, and it has made big news. While much has been said and written about this deal, it is for us – Verizon – a simple, straightforward and smart transaction. It’s one that makes sense for our company, but more importantly, for our customers and the future of the telecom business.

The acquisition is a logical next step in the transformation of the telecom industry and Verizon. This revolution is spurred by new advances in technology, and customers’ desire to use it to make their lives and businesses more productive and more efficient. We don’t foresee any slow down in this revolution. And it would have continued whether or not Verizon decided to acquire MCI.

The transformation has included a wider array of choices for consumers’ telecommunications choices. Customers, big and small, have more choices today than ever before. They can choose from competing telephone companies, wireless companies, cable companies, Internet providers, and more. And they can choose the means by which they want to communicate....traditional telephone, wireless, voice over Internet protocol (or VoIP), e-mail, instant messaging, Blackberry, wireless modems…or a combination of them all.

In the Enterprise market, the choices are even more extensive. Verizon’s wireline Enterprise business has been locally and regionally focused. Over the past several years we have been improving that business, marketing our networks, our solutions and our management capabilities to enterprise customers in our geographic markets. We had been building that capability from the inside. But we are acquiring MCI in order to get into that market more quickly and efficiently – and thereby serve our customers better.

Even with this acquisition, however, Verizon will be the smaller in this market than many other providers. The acquisition of MCI would position Verizon as another viable competitor in the large business market. These large technologically sophisticated customers are demanding a much wider range of services, platforms and applications from a growing universe of suppliers – not just “telephone” companies, but systems integrators, software providers, equipment makers and wireless companies. These companies include some of the biggest names in industry, such as AT&T (before and after the SBC merger) Cisco, IBM, EDS and British Telecom.

The acquisition puts Verizon in a better position to serve this important market. It provides Verizon with great facilities and resources, sales and support capabilities, and an advanced set of products and services.

Mr. Mrs. Community Leader/Legislator/etc., as I mentioned, this is an exciting time in the communications business. Our world, our industry, and our services are changing. I would be happy to meet with you to more fully explain the consumer and commercial benefits of the Verizon – MCI transaction.

Signed,

Verizon state rep/community relations rep

Verizon Communications Inc. (Verizon) intends to file a registration statement, including a proxy statement of MCI, Inc. (MCI), and other materials with the Securities and Exchange Commission (SEC) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareholders with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This document contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at www.verizon.com/investor and www.mci.com/about/investor_relations/sec/.